
Interbrew

THE WORLD'S LOCAL BREWER


03029159

03 AUG 11 AM 7:21

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By courier

Leuven, 8 August 2003

SUPPL

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.24.75.32, fax: +32.16.24.78.96, e-mail: Patrice.thys@interbrew.com .

Very truly yours,

PROCESSED
AUG 12 2003
THOMSON FINANCIAL



Patrice J. Thys
Executive Vice President
Legal and Corporate Affairs

Enclosure: press release

Interbrew

THE WORLD'S LOCAL BREWER©

PRESS RELEASE

FEMSA Cerveza/Interbrew case decided; no impact on Interbrew business

Brussels, 8 August 2003

Interbrew, The World's Local Brewer©, notes the decision of the US Court of Appeals for the Second Circuit, which acknowledges that FEMSA Cerveza, the minority shareholder in Labatt USA, has a veto right over certain significant related-party agreements between Labatt USA and the Interbrew Group.

Interbrew will not pursue any further appeal of the decision. Importantly, this decision will not affect the day-to-day management of Interbrew's American operations. The company, anticipating this possible outcome, has already restructured the channels of distribution in the USA, including those for Bass® Ale, in agreement with FEMSA Cerveza.

As announced one month ago, Stefan Descheemaeker has been appointed Zone President for USA and Latin America, and he will continue to have three direct reporting lines: the CEO of Labatt USA, the CEO of Beck's North America and the Executive in Residence within FEMSA Cerveza.

The decision will have no financial impact for Interbrew.

Interbrew - *The World's Local Brewer©*

A public company (INTB – Euronext) based in Brussels, Belgium, Interbrew is one of the oldest beer companies in the world. Our strategy, The World's Local Brewer©, is to build strong local platforms in the major beer markets of the world. We have a portfolio of more than 200 brands and we employ more than 35,000 people. We run operations in 21 countries across the Americas, Europe and Asia Pacific and have strategic minority stakes in various brewers around the globe. In 2002 we realised a turnover of close to 7 billion euro.

Visit us on web site www.interbrew.com for more information.

Contact information

Corneel Maes
Vice President Corporate Communication
Tel: +32-16-31-57-69
Mobile: +32-475-92-27-69
Fax: +32-16-31-59-69
E-mail: corneel.maes@interbrew.com

Patrick Verelst
Vice President Investor Relations
Tel: +32-16-31-55-41
Fax: +32-16-31-57-13
E-mail: patrick.verelst@interbrew.com